UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011−49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Schering Aktiengesellschaft (“Schering AG”), a stock corporation (Aktiengesellschaft) registered under the laws of the Federal Republic of Germany. The address of the principal executive offices of Schering AG is Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany. The telephone number of Schering AG at its principal executive offices is (011-49-30) 468-1111.

On September 13, 2006, the shareholders of Schering AG resolved in an extraordinary general shareholders’ meeting (the “EGM”) to change the company name from “Schering Aktiengesellschaft” to “Bayer Schering Pharma Aktiengesellschaft” (“Bayer Schering Pharma”). The change of name will become effective upon its registration in the commercial register. Pursuant to the shareholder resolution passed at the EGM, Schering AG will not apply for registration before December 2006. Upon effectiveness of the name change, each reference to Schering AG in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) should be read as a reference to Bayer Schering Pharma.

Securities.

The titles of the classes of equity securities to which this Statement relates are (i) the ordinary shares (the “Schering Shares”), with no par value, of Schering AG and (ii) the American depositary shares (the “Schering ADSs”), evidenced by American depositary receipts, each representing one Schering Share. The Schering Shares and the Schering ADSs are hereinafter collectively referred to as the “Schering Securities”. As of November 24, 2006, there were 194,000,000 Schering Shares outstanding (including Schering Shares represented by Schering ADSs), of which 183,440,552 were held by Bayer Schering GmbH, Leverkusen (the “Bidder”, formerly known as Dritte BV GmbH), and 3,130,800 shares were held in the treasury of Schering AG. As of November 20, 2006, there were 517,527 issued and outstanding Schering ADSs.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company. Schering AG’s name, business address and business telephone number are set forth in Item 1 above. Schering AG’s website address is http://www.schering.de. The information on Schering AG’s website is not a part of this Statement.

This Statement relates to the offer by the Bidder, a wholly owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), of adequate cash compensation (angemessene Barabfindung) in exchange for the Schering Securities held by shareholders other than the Bidder and Schering AG (the “Mandatory Offer”). The Mandatory Offer is required under German law to be made as a result of the domination and profit and loss transfer agreement (the “Domination Agreement”) entered into between the Bidder and Schering AG on July 31, 2006. Pursuant to German law, if a company enters into a domination and profit and loss transfer agreement as the controlled company, the controlling company is entitled to give instructions to the controlled company, including instructions that are disadvantageous to the controlled company, and to receive the entire profits of the controlled company. As protection for the shareholders of the controlled company, German law provides that shareholders of the controlled company may choose either to receive adequate cash compensation in exchange for their shares in the company, or to remain shareholders of the company and receive annual recurring payments (Ausgleich) in proportion to their share in the share capital of the company (as guaranteed dividend payments).

The Domination Agreement was approved by the shareholders of Schering AG at the EGM on September 13, 2006, and was registered in the commercial register of the Local Court (Amtsgericht) in Charlottenburg, Berlin, Federal Republic of Germany, which is where the registered corporate office of Schering AG is located, on October 27, 2006. For more information regarding the Domination Agreement, see Item 3(d) of this Statement.

Pursuant to the Mandatory Offer, the Bidder is offering to pay 89.36 Euros (“EUR”) per Schering Share (including Schering Shares represented by Schering ADSs) to the holders of Schering Securities (the “Schering Securityholders”) other than the Bidder and Schering AG (such Schering Securityholders other than the Bidder and Schering AG are hereinafter referred to as the “Unaffiliated Schering Securityholders” (aussenstehende Aktionäre)) as adequate cash compensation (the “Offer Price”), plus interest as described below (the Offer Price plus interest thereon is hereinafter referred to as the “Offer Consideration”). The Offer Consideration for Schering Shares held by residents of the United States and tendered through The Bank of New York (the “U.S. Settlement Agent”), and for Schering Shares represented by Schering ADSs (together, the “U.S. Securities”), will be paid in U.S. Dollars (“USD”). The Offer Consideration will be converted into U.S. Dollars in accordance with the procedure described in the Offer Document (as defined below). Alternatively, Unaffiliated Schering Securityholders may choose to receive the Offer Consideration for U.S. Securities in Euros.

The Bidder is required under German law to pay interest on the per share offer price to all Unaffiliated Schering Securityholders who tender into the Mandatory Offer. Interest begins accruing on October 28, 2006, and stops accruing on the day preceding the date of settlement. Pursuant to German law, the interest rate is 2%, plus a base rate which is adjusted bi-annually each January 1st and July 1st. Any amount of interest so payable will be reduced by any payments of the Guaranteed Fixed Annual Dividend (as defined below). As of November 2006, the applicable base rate was 1.95%.

The Domination Agreement provides that the Mandatory Offer must remain open for two months following the date on which the registration of the Domination Agreement in the commercial register is deemed to have been publicly announced in accordance with Section 10 of the German Commercial Code (HGB), subject to any mandatory extensions. In accordance with its terms, the Domination Agreement became effective upon registration in the commercial register on October 27, 2006. The Domination Agreement is, however, subject to legal challenges instituted by dissenting shareholders. If any such legal challenges are successful, a German court could void the effectiveness of the Domination Agreement or revoke its registration in the commercial register. The time period for filing legal challenges expired on October 13, 2006. Schering AG is aware of a total of 32 actions challenging the Domination Agreement filed by holders of Schering Shares (“Schering Shareholders”). In addition, on October 27, 2006, an Unaffiliated Schering Securityholder instituted public register proceedings with the Local Court (Amtsgericht) Charlottenburg, Berlin, requesting to have the registration of the Domination Agreement in the commercial register removed (Amtslöschungsverfahren). For more information regarding shareholder litigation, see Item 8(d) of this Statement. German law requires an extension of the offer period of the Mandatory Offer if proceedings concerning the adequacy of the amount of compensation are commenced by Schering Shareholders. In the event such proceedings are commenced, the offer period will be extended so that it ends two months after the date on which a final decision on the last motion ruled on in the proceedings is publicly announced. As of the date hereof, Schering AG is not aware of any proceedings by Schering Shareholders concerning the adequacy of the amount of the compensation.

The Domination Agreement was entered into following the completion of the tender offer commenced by the Bidder on April 13, 2006, for the acquisition of all Schering Shares, including all Schering Shares represented by ADSs, at a purchase price of EUR 86.00 per Schering Share (including Schering Shares represented by Schering ADSs) in cash (the “Original Offer”). Due to the purchase of 21.8% of the outstanding Schering Shares by the Bidder from Merck KGaA, a German partnership limited by shares (“Merck KGaA”), during the acceptance period of the Original Offer for a price of EUR 89.00 per Schering Share in cash, pursuant to German law the offer price under the Original Offer (the “Original Offer Price”) was increased to EUR 89.00 per Schering Share (including Schering Shares represented by Schering ADSs) in cash. The Original Offer ended with the expiration of the subsequent offering period on July 6, 2006. As of July 31, 2006, the Bidder had acquired a total of approximately 92.4% of the outstanding Schering Shares.

On September 9, 2006, Bayer AG announced that the Bidder had purchased further Schering Shares on the stock market and that it had increased its holding of Schering Shares to more than 95% of the outstanding Schering Shares (excluding treasury shares). Under German law, owning 95% of the outstanding Schering Shares would enable the Bidder to effect an exclusion of any remaining Unaffiliated Schering Securityholders (“squeeze-out”). On September 26, 2006, the Executive Board of Schering AG (the “Executive Board”) received a letter from the Bidder requesting that a general shareholders’ meeting of Schering AG be called for the purpose of voting on a resolution to effect a squeeze-out. The letter also requested the Executive Board to take all necessary measures in support of the adoption of a squeeze-out. For more information, see Item 8(a) of this Statement.

The Mandatory Offer is described in more detail in a Tender Offer Statement on Schedule TO that was filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 (as amended and supplemented from time to time, the “Schedule TO”). The terms and conditions of the Mandatory Offer are set forth in the Offer Document dated November 30, 2006 (the “Offer Document”) filed by the Bidder as an exhibit to the Schedule TO.

As set forth in the Schedule TO, the principal offices of the Bidder are located in Leverkusen, Federal Republic of Germany.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

A description of each material agreement, arrangement or understanding and any material actual or potential conflict of interest between Schering AG, Bayer AG or any of their respective affiliates, on the one hand, and (i) Schering AG, its executive officers, directors or affiliates or (ii) the Bidder or its executive officers, directors or affiliates, on the other hand, is set forth below.

a)	Service Agreements and Incentive Plans

Following the change of control that resulted from the consummation of the Original Offer, Dr. Hubertus Erlen, Dr. Karin Dorrepaal, Dr. Jörg Spiekerkötter and Prof. Dr. Rainer Metternich resigned from the Executive Board. Following these resignations, the Supervisory Board appointed Arthur J. Higgins, Werner Baumann and Dr. Gunnar Riemann, who are also members of the Executive Board of Bayer HealthCare AG, as members of the Executive Board. These three members of the Executive Board did not enter into service agreements with Schering AG. Instead, they have pre-existing service agreements with Bayer HealthCare AG under which they receive compensation and benefits from Bayer HealthCare AG. Schering AG and Bayer HealthCare AG intend to enter into an agreement under which Schering AG will reimburse Bayer HealthCare AG for the services rendered by these members of the Executive Board. Dr. Ulrich Köstlin and Prof. Marc Rubin decided to continue their employment as members of the Executive Board. They receive compensation, bonus and other payments under revised service agreements with Schering AG. Dr. Köstlin waived his rights under his previous service agreement with Schering AG. In return, he was compensated by Bayer HealthCare AG. The Bidder has stated that it is planned to enter into comparable arrangements with Prof. Rubin.

The terms of the previous service agreements, including the change of control provisions contained in those service agreements, between Schering AG and the members of the Executive Board are described in Section VIII.3 (“Interests of the Members of the Executive Board or the Supervisory Board - Agreements with Members of the Executive Board or the Supervisory Board”) of the joint opinion of the Executive Board and the Supervisory Board in response to the Original Offer which was filed by Schering AG on April 18, 2006, with the SEC on Schedule 14D-9 (the “Joint Opinion”) and in the summaries of employment arrangements that are included as Exhibits (e)(4) to (e)(9) to the Schedule 14D-9.

Schering AG adopted Long Term Incentive Plans (the “LTI Plans”) for members of the Executive Board and for other members of management and other eligible employees for each of the years 2000 through 2005. Under the LTI Plans, members of the Executive Board received stock appreciation rights entitling them to receive either Schering Shares (“actual options”) or the difference between the exercise price and the market price of the Schering Shares on the exercise date (“virtual options”) (the actual options and virtual options are hereinafter collectively referred to as the “Options”). The LTI Plans had a duration of seven years each and the exercise of the Options was subject to a lockup period of three years.

Pursuant to the LTI Plans, upon a change of control in Schering AG, the members of the Executive Board were allowed to exercise the Options irrespective of whether or not the three year lockup period had expired. The members of the Executive Board exercised their Options following the change of control that resulted from the consummation of the Original Offer and tendered their Schering Shares acquired under the LTI Plans into the Original Offer. Due to technical reasons, one member of the Executive Board was not able to exercise his Options and tender the acquired Schering Shares into the Original Offer. This member of the Executive Board intends to tender his remaining Schering Shares into the Mandatory Offer.

The LTI Plans are also described in Section VIII.1 (“Interests of the Members of the Executive Board or the Supervisory Board - Certain Interests of Members of the Executive Board”) of the Joint Opinion.

b)	Positions of Members of the Executive Board and Supervisory Board in the Bayer Group

The following table contains information on certain current members of the Executive Board.

Name	Position at Schering AG	Position in the Bayer Group
Arthur J. Higgins	Chairman of the Executive Board	Chairman of the Executive Board of Bayer HealthCare AG
Werner Baumann	Member of the Executive Board	Member of the Executive Board of Bayer HealthCare AG
Dr. Gunnar Riemann	Member of the Executive Board	Member of the Executive Board of Bayer HealthCare AG

The following table contains information on certain current members of the Supervisory Board.

Name	Position at Schering AG	Position in the Bayer Group
Werner Wenning	Chairman of the Supervisory Board	Chairman of the Management Board of Bayer AG
Prof. Dr. Friedrich Berschauer	Member of the Supervisory Board	Chairman of the Management Board of Bayer CropScience AG
Dr. Roland Hartwig	Member of the Supervisory Board	General Counsel of Bayer AG
Klaus Kühn	Member of the Supervisory Board	Member of the Management Board of Bayer AG
Achim Noack	Member of the Supervisory Board	Managing Director of Bayer Technology Services GmbH

c)	Other Interests of the Members of the Executive Board and Supervisory Board

According to information furnished by the members of the Executive Board and the Supervisory Board, as of November 30, 2006, the members of the Executive Board held in total approximately 3,400 Schering Shares (less than 0.01% of the registered statutory share capital of Schering AG) and the members of the Supervisory Board held in total approximately 45 Schering Shares (less than 0.0001% of the registered statutory share capital of Schering AG). Also according to information furnished by the members of the Executive Board and the Supervisory Board, as of November 30, 2006, the members of the Executive Board held in total approximately 21,835 shares of Bayer AG (less than 0.01% of the registered statutory share capital of Bayer AG) and the members of the Supervisory Board held in total approximately 45,854 shares of Bayer AG (less than 0.01% of the registered statutory share capital of Bayer AG).

In addition, Dr. Karl-Hermann Baumann, who is a member of the Supervisory Board, is an adviser to the investment bank Greenhill & Co., which, together with Credit Suisse Securities (Europe) Limited, acted as a financial adviser to Bayer AG in connection with the Original Offer.

d)	Domination Agreement

As noted above, on July 31, 2006, the Bidder and Schering AG entered into the Domination Agreement with the Bidder as the “controlling company” and Schering AG as the “controlled company”. Pursuant to the Domination Agreement, Schering AG agreed to submit itself to the direction of, and to transfer its entire profits to, the Bidder and the Bidder agreed to compensate Schering AG for any annual net losses (Jahresfehlbetrag) incurred during the term of the Domination Agreement. Under applicable German law and the terms of the Domination Agreement, the Bidder is obligated, upon the Domination Agreement becoming effective, to make the Mandatory Offer described in the Offer Document to acquire all outstanding Schering Shares, including Schering Shares represented by Schering ADSs, from the Unaffiliated Schering Securityholders at their request in return for payment of adequate cash compensation. The Bidder is offering to pay EUR 89.36 per Schering Share (including Schering Shares represented by Schering ADSs) to the Unaffiliated Schering Securityholders as adequate cash compensation, plus interest as described in Item 2 of this Statement. The Offer Consideration for U.S. Securities will be paid in U.S. Dollars. The Offer Consideration will be converted into U.S. Dollars in accordance with the procedure described in the Offer Document. Alternatively, Unaffiliated Schering Securityholders may choose to receive the Offer Consideration for U.S. Securities in Euros.

In determining the fair value of the enterprise of Schering AG on which the amount of the adequate cash compensation is based, the Executive Boards of Schering AG and Bayer AG and the managing directors of the Bidder were advised by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”). KPMG concluded after completion of its valuation that Schering AG’s value was EUR 87.63 per Schering Share. Taking into account the price of EUR 89.00 which had been paid under the Original Offer, the Bidder decided to offer EUR 89.00 per Schering Share as adequate cash compensation. On August 2, 2006, Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft (“W&K”), which was chosen and appointed as joint agreement auditor (Vertragsprüfer) in accordance with Section 293c (1) of the German Stock Corporation Act (AktG) by the District Court (Landgericht) Berlin, Federal Republic of Germany, confirmed that the amount of EUR 89.00 per Schering Share constituted adequate cash compensation.

On September 13, 2006, the date of the EGM, the Bidder declared that it would raise the amount of adequate cash compensation to the amount of the average stock exchange price for the three-month period before the EGM, as determined by the German Agency for the Supervision of Financial Services (the “BaFin”), in accordance with the German Takeover Act Regulation (Wertpapiererwerbs- und Übernahmegesetz Angebotsverordnung). On the same date, W&K confirmed that the contractually agreed cash compensation of EUR 89.00 plus the increase announced by the Bidder constituted adequate cash compensation. The BaFin determined that the relevant average stock exchange price of the Schering Share for the three-month period until (and including) September 13, 2006, amounted to EUR 89.36. As a consequence, the Bidder raised the amount of adequate cash compensation offered under the Mandatory Offer by the amount of EUR 0.36 (the “Additional Payment”) to EUR 89.36.

Pursuant to the Domination Agreement, beginning with the profits for the fiscal year 2007, the entire annual profits of Schering AG, if any, less any loss carried forward from the previous fiscal year and less any amount allocated to the statutory capital reserve (gesetzliche Rücklage), will be transferred to the Bidder. If, however, during any fiscal year during the term of the Domination Agreement Schering AG incurs an annual net loss (Jahresfehlbetrag), the Bidder would have to pay to Schering AG an amount equal to such loss to the extent that the respective annual net loss is not fully compensated for by using profit reserves (Gewinnrücklagen) accrued at Schering AG since the date on which the Domination Agreement became effective (Verlustausgleichspflicht). That payment obligation would accrue at the end of any fiscal year of Schering AG in which an annual net loss was incurred. In the event that profits of Schering AG (including distributable profit reserves accrued and carried forward during the term of the Domination Agreement) are not sufficient to cover the annual net loss, the Bidder will be required to compensate Schering AG for any such shortfall by making a cash payment equal to the amount of such shortfall.

The Bidder has stated that Bayer AG has undertaken to manage and financially support the Bidder in such a manner that the Bidder will at all times be in the position to timely perform all of its obligations under or in connection with the Domination Agreement and Bayer AG has guaranteed to the Unaffiliated Schering Securityholders that the Bidder will fulfill the Unaffiliated Schering Securityholders’ claims under or in connection with the Domination Agreement including those with respect to the payment of the Guaranteed Fixed Annual Dividend (as defined below) and payment of the Offer Consideration pursuant to the Mandatory Offer.

Any Unaffiliated Schering Securityholder who elects not to tender and sell its shares to the Bidder under the Mandatory Offer will remain a Schering Securityholder (concerning the Bidder’s request for a resolution on a squeeze-out, see Item 8(a) of this Statement). Due to the Domination Agreement becoming effective, however, any such remaining Unaffiliated Schering Securityholders will, among other things, lose their right to receive ordinary dividends for the fiscal years beginning on or after January 1, 2007, because, beginning on January 1, 2007, Schering AG’s profits will entirely be transferred to the Bidder. Under applicable German law and the terms of the Domination Agreement, the remaining Unaffiliated Schering Securityholders will be entitled to receive annual recurring payments in proportion to their share in the share capital (Ausgleich) of Schering AG (which is herein referred to as the “Guaranteed Fixed Annual Dividend”). The amount of the Guaranteed Fixed Annual Dividend was determined by the Bidder and Schering AG, which were advised by KPMG in connection with this determination, to be in the gross amount of EUR 4.60 per Schering Share (less German corporate income tax and the German solidarity surcharge (Solidaritätszuschlag)), with reference to hypothetical projected earnings of Schering AG as an independent company and assuming a full distribution of profits. As part of the Domination Agreement, the Guaranteed Fixed Annual Dividend was also subject to examination by W&K, which confirmed that the Guaranteed Fixed Annual Dividend of a gross amount of EUR 4.60 per Schering Share as offered in the Domination Agreement was adequate.

The Guaranteed Fixed Annual Dividend in the gross amount of EUR 4.60 per Schering Share may be equal to, higher or lower than the distributable profits per Schering Share in any future year. Schering AG will withhold German corporate income tax and the German solidarity surcharge (Solidaritätszuschlag). Taking into account the circumstances and the tax rates at the time the Domination Agreement was entered into, the net Guaranteed Fixed Annual Dividend payed out to the Unaffiliated Schering Securityholders is EUR 3.62 per Schering Share for a full fiscal year. The net Guaranteed Fixed Annual Dividend may, depending on applicable corporate tax rates, in the future be higher, lower or the same as EUR 3.62. The Guaranteed Fixed Annual Dividend will first be payable with respect to Schering AG’s fiscal year 2006 (the year in which the Domination Agreement became effective), although the year 2006 Guaranteed Fixed Annual Dividend will be reduced by the amount of any regular dividend paid per Schering Share for the fiscal year 2006. Payments of any such Guaranteed Fixed Annual Dividends in respect of outstanding Schering Securities will reduce the amount of any interest payable on the Offer Price in the event that such Schering Securities are subsequently tendered into the Mandatory Offer.

Unaffiliated Schering Securityholders should be aware that currency exchange rates in effect at the time of payment of any such Guaranteed Fixed Annual Dividend may be different than exchange rates in effect at the time of the publication of the Offer Document and may therefore affect the value of such Guaranteed Fixed Annual Dividend if it is paid in U.S. Dollars, or if such Unaffiliated Schering Securityholder ultimately intends to convert such Guaranteed Fixed Annual Dividend into U.S. Dollars. The Guaranteed Fixed Annual Dividend will be payable annually for so long as there are Unaffiliated Schering Securityholders remaining and the Domination Agreement is effective. Except for the fiscal year 2006, there will be no dividends other than the Guaranteed Fixed Annual Dividend paid by Schering AG. For the fiscal year 2006, the general shareholders’ meeting of Schering AG may pass a resolution for the payment of a dividend, but any such dividend would reduce the amount of the Guaranteed Fixed Annual Dividend to be paid for the fiscal year 2006 accordingly.

Each of the Guaranteed Fixed Annual Dividend and the contractually agreed cash compensation of EUR 89.00 could be subject to review by the applicable German court in award proceedings (Spruchverfahren) which may be instituted by dissenting Unaffiliated Schering Securityholders. If as a result of such award proceedings, the court increases the amount of the Guaranteed Fixed Annual Dividend and/or the contractually agreed cash compensation, or if such increase is agreed between the parties in a settlement to avert or terminate the award proceedings, payments already made to Unaffiliated Schering Securityholders in the Mandatory Offer would be increased accordingly. However, with regard to the cash compensation, the Additional Payment of EUR 0.36 would be offset against the increase so that the Bidder would only have to make a further payment to the Unaffiliated Schering Securityholders who have accepted this Mandatory Offer to the extent that the amount of the increase determined by the court exceeds the Additional Payment. In this regard, the Additional Payment constitutes an advance payment. The price received by any persons who tendered their Schering Securities into the Original Offer will not be adjusted as a result of this Mandatory Offer or any further increase of the Offer Consideration.

The Domination Agreement entitles the Bidder to give instructions to the Executive Board, including instructions that are disadvantageous to Schering AG, as long as such disadvantageous instructions benefit the Bidder or the companies affiliated with the Bidder. Among other things, the Bidder may give instructions to Schering AG relating, to the extent permissible by law, to a delisting of the Schering Shares in Switzerland, the deregistration of the Schering Securities under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States and a termination of the stock exchange listing on the New York Stock Exchange (the “NYSE”). The Bidder has stated that, among other reasons, it chose to enter into the Domination Agreement as an initial step following the completion of the Original Offer in order to be in a position to give instructions as to such matters if it determines to do so. Pursuant to the German Stock Corporation Act (AktG), the Executive Board may not refuse to comply with such instructions because it believes such instructions not to be in the interest of the Bidder or of affiliates of the Bidder, unless the instructions are obviously not in such interest. In addition, the Executive Board may refuse instructions (i) that are disadvantageous to Schering AG, if the negative consequences to Schering AG are grossly disproportionate to the benefits of the Bidder or the companies affiliated with the Bidder, (ii) if compliance with them would violate legal or statutory restrictions or (iii) compliance with them would endanger or terminate the existence of Schering AG. The Executive Board remains ultimately responsible for making the executive decisions for Schering AG and the Bidder, despite the Domination Agreement, is not entitled to act on behalf of, and has no power to legally bind, Schering AG.

The foregoing information is a summary only and is not meant to be a substitute for the information contained in the Domination Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

e)	Confidentiality Agreement

Schering AG and Bayer AG and Bayer HealthCare AG (together, “the Parties”) entered into a confidentiality agreement (the “Confidentiality Agreement”), dated June 21, 2006, relating to information regarding Schering AG and its affiliated companies (together, the “Schering Group”) and Bayer AG and its affiliated companies (together, the “Bayer Group”) provided by a company of the Schering Group to the Bayer Group or vice versa (subject to limited exclusions, “Confidential Information”) in order to enable Bayer AG to fulfill its role as a strategic holding company, in order to enable an efficient integration of the Schering Group into the Bayer Group and its sub-group Bayer HealthCare or for a use permitted under the terms of the Domination Agreement (the “Permitted Activities”). Due to the economic importance of Confidential Information, the Parties have agreed that they will keep the Confidential Information confidential (except for disclosure to external advisers or representatives on a need-to-know basis or as required by law) and will use it only in connection with Permitted Activities.

The Confidentiality Agreement will terminate (i) if and as soon as Schering AG is no longer a company controlled by Bayer AG within the meaning of Section 17 of the German Stock Corporation Act (AktG), or (ii) if one of the Parties delivers written notice of termination to the other Parties with a notice period of one week. If the Confidentiality Agreement terminates, then the Parties must return or destroy all Confidential Information and related information.

The Confidentiality Agreement supersedes all prior agreements between the Parties with respect to the same subject matter, including the confidentiality agreements entered into by Schering AG and Bayer AG in relation to the Original Offer on March 19, 2006, and May 3, 2006.

The foregoing information is a summary only and is not meant to be a substitute for the information contained in the Confidentiality Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

f)	Loan Agreements, Cash Pooling and Other Integration Arrangements and Understandings

Schering AG is a majority-owned subsidiary of the Bidder and therefore a member of the Bayer Group. Due to the Domination Agreement, the Bidder will be able to issue instructions to the Executive Board.

The Bidder has stated that, in order to realize the potential for growth and synergies, the business of the Schering Group will be combined with the pharmaceutical activities of Bayer AG’s subgroup Bayer HealthCare. Initially, Schering AG and the pharmaceutical business of Bayer HealthCare will continue to operate as separate legal entities. Nevertheless, there will be cooperation in all operational areas (e.g., purchasing, production, distribution, marketing and research and development).

Bayer AG and the Bidder have entered into agreements, and intend to enter into further agreements in the future, with Schering AG in order to integrate Schering AG into the Bayer Group. These current and planned agreements include loan agreements, services agreements, and agreements relating to cost sharing for research and development, strategic planning, human resources and communications activities, as well as marketing and technical assistance. In addition, Bayer AG intends to include Schering AG in the Bayer Group’s cash pooling arrangements. Bayer AG, the Bidder and Schering AG intend to implement additional arrangements and may revise the current arrangements from time to time.

In the medium term the Bidder and Bayer AG plan to transfer the pharmaceutical activities from Bayer HealthCare and Schering AG into common legal structures. The combined pharmaceutical business will be managed out of Berlin. The planning for the legal integration of the pharmaceutical business of Bayer HealthCare and Schering AG has not yet been fully completed due to complex legal and tax considerations.

i)	Headquarters of Schering AG; Location of Significant Business Operations

The headquarters of Schering AG will continue to be located in Berlin. Currently, central research locations of the consolidated pharmaceutical divison are located in Berlin and Wuppertal in Germany, as well as in Richmond and Berkeley, California, and West Haven, Connecticut, in the United States. Decisions regarding the future organizational structure and related activies at the respective locations have been and will be made by the relevant integration teams.

The Bidder has stated that the Executive Board of Bayer AG has agreed on a concept for the future of approximately 70 Bayer Schering Pharma sites, including sites in the United States and Germany. As part of this change, research programs and activities now dispersed in various sites will be consolidated into three major research and development sites: Berlin and Wuppertal in Germany and Berkeley, California, in the United States. The Bidder has stated that, in the course of this consolidation, Bayer HealthCare’s research site in the United States in West Haven, Connecticut, and the Berlex Inc. research site in Richmond, California, in the United States, will be closed. Bayer Schering Pharma will relocate the remaining departments and functions presently based in West Haven into headquarters locations in New Jersey.

The Bidder has stated that the headquarters for Bayer Schering Pharma’s pharmaceutical commercial operations and Global Oncology and Specialized Therapeutics business units in the United States and the U.S.-based Global Drug Development groups and other business support functions will be located in Wayne and Montville, New Jersey.

In Germany, Schering AG’s present sales organization, which is based in Berlin, will be relocated to Leverkusen, where Bayer HealthCare’s German sales functions are based. In addition, there are plans to relocate two units of Bayer HealthCare’s Pharmaceutical Division from Wuppertal and Leverkusen to the future headquarters of Bayer Schering Pharma in Berlin.

ii)	Employees, Employee Representatives and Terms and Conditions of Employment

The Bidder has stated that Bayer AG and the Bidder will seek to rapidly integrate both companies’ employees and create a long-term bond between them. As a result of the combination of the two businesses there will be staff reductions, which will, however, be determined fairly and adequately in an appropriate process. The Bidder has stated that Bayer AG estimates, based on experience in comparable transactions, that the number of jobs to be reduced will be approximately 6,000 in the combined business. The Bidder has stated that staff reductions are currently being developed in joint project groups.

The Bidder has stated that it anticipates that, in the course of the consolidation of research activities in the United States as described in Item 3(f)(i) above, approximately 600 positions will be eliminated in the United States. Over time, the Bidder anticipates that an additional 200 positions will be eliminated in the United States. Concerning measures affecting the sites in Germany, the Bidder has stated that it is not yet possible to issue specific statements on headcounts and schedules.

The Bidder has stated that, for the time being, there will be no changes with respect to the extent of employee representation at the level of the individual companies. The combined Schering AG works council will send members to Bayer AG’s group works council. The Bidder has stated that the Schering Group will not continue its own group works council. In addition, the European works council of Schering AG will cease to exist. The European employees of the Schering Group will then receive the right to send representatives to the European works council (the “Europaforum”) of the Bayer Group. The composition of the Europaforum is governed by a group-wide shop agreement.

The Bidder has stated that, currently, there are no specific plans to divest any of the Schering Group’s businesses, nor are any measures planned that would lead to a significant increase in Schering AG’s liabilities beyond the normal course of business.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

a)	Neutral Position of the Executive Board

In the joint report, dated July 31, 2006, on the Domination Agreement (the “Joint Report”), which German law requires to be issued in connection with a domination and profit and loss transfer agreement and a copy of which is filed herewith as Exhibit (a)(2), the members of the Executive Board and the managing directors of the Bidder stated that they were of the opinion that an amount of EUR 89.00 constitutes adequate compensation under the German Stock Corporation Act (AktG) for the Unaffiliated Schering Securityholders.

In Germany, it is not customary for the executive board or supervisory board of a company that is the subject of a mandatory offer of adequate compensation (such as the Mandatory Offer) required in connection with a domination and profit and loss transfer agreement to make a recommendation regarding such offer outside of the conclusions drawn in the Joint Report. The Mandatory Offer is required to be made to the Unaffiliated Schering Securityholders under German law. A mandatory offer of adequate compensation is not a tender offer under the German Securities Acquisition and Takeover Act (WpÜG), and, therefore, unlike the Original Offer, neither the Executive Board nor the Supervisory Board is required under German law to publish a reasoned opinion relating to, or otherwise communicate with Schering Securityholders regarding, the Mandatory Offer.

The Joint Report was made available for inspection by Schering Securityholders in advance of the EGM, as well as at the EGM, at which the Domination Agreement was approved by Schering Securityholders. Schering Securityholders could also ask to receive a copy of the Joint Report by mail, free of charge. In addition, the Joint Report was filed with the SEC by Schering AG under cover of Schedule 14D-9 on August 7, 2006. The Joint Report sets forth detailed reasons for the Executive Board’s approval of the Domination Agreement and related cash compensation, and includes an explanation of the cash compensation provided pursuant to the Domination Agreement, including the analysis made in the KPMG Report. However, it does not make any specific recommendation to Schering Securityholders regarding the acceptance of the Mandatory Offer or remaining a Schering Securityholder and receiving the Guaranteed Fixed Annual Dividend.

The KPMG Report, dated July 27, 2006, which was prepared to assist Schering AG, Bayer AG and the Bidder in determining, among other things, the appropriate amount of cash compensation to be offered to Schering Securityholders pursuant to the Mandatory Offer, was made available to Schering Securityholders in the same manner as the Joint Report and sets forth the valuation analysis by which such amount was established.

The W&K Report, dated August 2, 2006, which German law requires to be prepared in connection with a domination and profit and loss transfer agreement, was also made available to Schering Securityholders in the same manner as the Joint Report. In its review of the Domination Agreement and the KPMG Report, W&K confirmed that an offer price of EUR 89.00 per Schering Share constituted adequate cash compensation. On September 13, 2006, W&K confirmed that the contractually agreed cash compensation of EUR 89.00 plus the increase to the amount of the average stock exchange price for the three-month period until (and including) September 13, 2006, as determined by the BaFin in accordance with the German Takover Act Regulation, announced by the Bidder on September 13, 2006, constituted adequate cash compensation. The BaFin determined that the relevant average stock exchange price for the three-month period ended (and including) September 13, 2006, amounted to EUR 89.36. This is the amount which the Bidder now offers as the Offer Price in the Mandatory Offer.

Other than as set forth above, Schering AG is expressing no opinion and is remaining neutral toward the Mandatory Offer.

b)	Background of the Mandatory Offer

Original Offer

Takeover Proposal by Merck KGaA

The Original Offer was preceded by an earlier unsolicited offer from Merck KGaA, to acquire all Schering Securities for an offer price in the amount of EUR 77.00 per Schering Security in cash. On Friday, March 10, 2006, representatives of Merck KGaA stated to Schering AG that Merck KGaA was considering making a takeover offer for all of the Schering Securities. On the evening of March 11, 2006, Merck KGaA specified its takeover intent and informed Schering AG that Merck KGaA intended to make a takeover offer for all of the Schering Securities for EUR 77.00 per Schering Security. After an analysis of the proposed offer from Merck KGaA by the Executive Board and its financial and legal advisers on Sunday, March 12, 2006, the Executive Board concluded that the offer from Merck KGaA greatly undervalued the future prospects for Schering AG as an independent specialist in the pharmaceutical industry. The Executive Board did not communicate with Merck KGaA about its offer or contact Merck KGaA to seek an increase in its offer. After speculation appeared in the media about a pending takeover offer from Merck KGaA, the Executive Board published a corresponding ad hoc notice and a press statement on the same day.

On Monday, March 13, 2006, a subsidiary of Merck KGaA announced its intention to make a public takeover offer for the Schering Securities in the amount of EUR 77.00 per Schering Security in cash.

On Tuesday, March 14, 2006, the Supervisory Board discussed the takeover offer announced by Merck KGaA in an extraordinary meeting. The Supervisory Board resolved unanimously to support the position taken by the Executive Board to reject the offer, as the offer of Merck KGaA did not reflect the value of Schering AG as an independent, highly specialized research-driven pharmaceutical company.

Discussions and Agreements with Bayer AG

On Monday, March 13, 2006, first contact was made between the chairmen of the executive boards of Schering AG and Bayer AG, Dr. Hubertus Erlen and Werner Wenning, in order to clarify the possibilities of a friendly transaction.

On Thursday, March 16, 2006, a meeting of high ranking representatives of both companies took place in Berlin. The possibility of a combination of the two companies and the resulting strategic advantages were discussed for the first time without, however, addressing the issue of price.

On Sunday, March 19, 2006, Schering AG entered into a confidentiality agreement with Bayer AG. Also on Sunday, March 19, 2006, a meeting of representatives of Schering AG and Bayer AG in a larger group including external advisers took place in Berlin. During this meeting, key points of a friendly transaction were discussed. These aspects were subsequently reflected in the letter exchange as described below.

On Monday, March 20, 2006, members of the Executive Board met with top management of the Bayer Group to discuss the advantages of combining the pharmaceutical businesses. In particular, the prospects for developing products and the current business situation were discussed.

In a further discussion at the level of the executive boards on Tuesday, March 21, 2006, the representatives of Bayer AG first proposed an offer price of EUR 84.00 per Schering Security. This offer price was analyzed in detail on the evening of the same day in Berlin by the Executive Board together with the financial and legal advisers, and the offer price was rejected vis-à-vis the Executive Board of Bayer AG as being insufficient. However, in the light of the events it became impossible for the Executive Board to further pursue a stand-alone scenario for Schering AG. Hence, the Executive Board indicated that it would be able to support an offer of EUR 87.00.

On March 22, 2006, Bayer AG then proposed two alternatives for an increase of the offer. If the Executive Board accepted a significant break-up fee, Bayer AG would be prepared to offer EUR 87.00 for each Schering Security. This break-up fee should have to be paid by Schering AG to Bayer AG in the event there was no successful consummation as a result of a competing offer. The proposed break-up fee amounted to 1% of the transaction volume (approximately EUR 166 million based on the offer price of EUR 87.00 per Schering Security). Without the agreement of a break-up fee, Bayer AG would be willing to offer EUR 86.00 per Schering Security. After an analysis together with the financial and legal advisers, the Executive Board declared on the same day its willingness to support an offer of EUR 86.00 per Schering Security without an agreement on a break-up fee.

In a letter to the Executive Board, dated March 23, 2006, Bayer AG summarized the basic aspects of combining both pharmaceutical businesses which had already been discussed orally, which included among other things an offer price in the amount of EUR 86.00 and a minimum quota for acceptance of 75%.

After a joint review of the letter from Bayer AG, dated March 23, 2006, with the financial and legal advisers, the Executive Board decided to support an offer by Bayer AG made under the conditions set forth in its letter. On March 23, 2006, the Executive Board itself transmitted a letter to Bayer AG in which the Executive Board confirmed that the letter from Bayer AG reflected the common understanding of both parties and that the offer from Bayer AG was welcomed. In addition, the Executive Board announced its intention to issue a press statement immediately after Bayer AG published its takeover intent, in which press statement the Executive Board would also announce its intent to recommend acceptance of the offer to the shareholders of Schering AG subject to an examination of the offer document relating to the Original Offer (the “Original Offer Document”).

The Executive Board also stated in the letter that it would cooperate with Bayer AG and provide it with information required in connection with the offer, the financing of the offer and any approvals by public authorities. In addition, the Executive Board stated that it would cooperate with Bayer AG - to the extent permitted by law - at the present time in order to prepare the integration after successful consummation of the transaction. The Executive Board also stated that it would not seek competing offers from third parties or encourage third parties to submit offers. The Executive Board stated that it would inform Bayer AG immediately if it became aware of intentions of third parties to acquire Schering AG and would inform Bayer AG about the course of any such proposals. The Executive Board assured that it would not recommend that the shareholders of Schering AG accept a takeover offer from a third party unless the Executive Board considered the third party offer to be overall preferable compared to the proposed offer. The Executive Board also stated that before doing so, however, it would give Bayer AG the opportunity to change its offer accordingly.

Furthermore, the Executive Board stated that it would not take any actions which could prevent the success of Bayer AG’s offer. Finally, the Executive Board stated that it would not support any proposal in this year’s annual general shareholders’ meeting of Schering AG to distribute a dividend higher than EUR 1.20 per share.

The Bidder then published its decision about making an offer to acquire all Schering Securities at a price of EUR 86.00 per Schering Security on the evening of March 23, 2006.

In a press statement on Friday, March 24, 2006, the Executive Board announced that it would support the offer from Bayer AG and recommend that the Schering Securityholders accept the offer, subject to an examination of the Original Offer Document.

On March 27, 2006, and on April 13, 2006, representatives of the financial advisers of Schering AG in connection with the Original Offer submitted their fairness opinions and an opinion on the valuation of the Schering Group.

The additional information contained in Section III.3(b) (“Information about the Offer - Background of the Offer”) of the Joint Opinion is incorporated herein by reference.

Due to the purchase of 21.8% of the outstanding Schering Shares by the Bidder from Merck KGaA during the acceptance period of the Original Offer for a price of EUR 89.00 per Schering Share in cash, pursuant to German law the Original Offer Price was increased to EUR 89.00 per Schering Security in cash.

Mandatory Offer

Since the Bidder’s acquisition of Schering Shares pursuant to the Original Offer and subsequent thereto, representatives of the Bidder and Bayer AG have had numerous contacts with Schering AG and its representatives with respect to a variety of operational and financial matters, including the Domination Agreement described above (see Item 3(d) of this Statement).

In the Original Offer, the Bidder declared its intention to enter into a domination agreement with Schering AG after successful completion of the Original Offer.

On May 18, 2006, the Executive Boards of Schering AG and Bayer AG and the managing directors of the Bidder engaged KPMG to prepare an expert opinion on the business valuation on which the adequate cash compensation (payable as the Offer Price pursuant to this Mandatory Offer) and the Guaranteed Fixed Annual Dividends are based. Following the application of Schering AG and the Bidder, W&K was chosen and appointed as joint agreement auditor in accordance with Section 293c (1) of the German Stock Corporation Act (AktG) by the District Court (Landgericht) Berlin, Federal Republic of Germany, on May 19, 2006. KPMG, with the cooperation of the management of Schering AG and the Bidder, conducted its review from May 22, 2006, to July 27, 2006, at the offices of Schering AG in Berlin and at KPMG’s offices in Berlin and Frankfurt. W&K, with the cooperation of the management of Schering AG and the Bidder, conducted its review from the beginning of June to August 2, 2006, at the offices of Schering AG in Berlin and at W&K’s offices in Düsseldorf. During such time, Schering AG, the Bidder, Bayer AG, KPMG and W&K held a number of meetings and discussions. On July 27, 2006, KPMG provided its presentation on the business valuation (the “KPMG Report”) in which KPMG determined that based on the business valuation of Schering AG as of September 13, 2006, determined pursuant to applicable German law and practice, EUR 87.63 per Schering Share would constitute an adequate cash compensation payment (angemessene Barabfindung) to be offered to the Unaffiliated Schering Securityholders in exchange for their Schering Shares, and that the appropriate Guaranteed Fixed Annual Dividend was a gross amount of EUR 4.60 per Schering Share (which as of the date of this Statement would result in a net amount of EUR 3.62 per Schering Share). Taking into account the price of EUR 89.00 which had been paid under the Original Offer, the Bidder decided to offer EUR 89.00 as adequate cash compensation in the Mandatory Offer.

On July 31, 2006, the Bidder and Schering AG entered into the Domination Agreement after it had been approved by the Supervisory Board on the same day. Also on July 31, 2006, the Executive Board and the managing directors of the Bidder issued the Joint Report, a copy of which is filed as Exhibit (a)(2) hereto and which sets forth detailed information on the Domination Agreement, including reasons for concluding the Domination Agreement and legal and economic explanations regarding the amounts of the cash compensation and the Guaranteed Fixed Annual Dividend. Each of the KPMG Report, the W&K Report and the Joint Report have been made available to the Schering Securityholders. These documents were also filed with the SEC by Schering AG under cover of Schedule 14D-9 on August 7, 2006.

On August 2, 2006, W&K presented its report on the results of its audit (the “W&K Report”). W&K confirmed that an offer price of EUR 89.00 per Schering Share constituted adequate cash compensation and that the Guaranteed Fixed Annual Dividend of a gross amount of EUR 4.60 per Schering Share was adequate.

The Domination Agreement was submitted to a Schering Shareholder vote, and approved, at the EGM held on September 13, 2006. In addition, the Bidder declared that it would raise the amount of adequate cash compensation to the amount of the average stock exchange price for the three-month period before the EGM, as determined by the BaFin, in accordance with the German Takeover Act Regulation (Wertpapiererwerbs- und Übernahmegesetz Angebotsverordnung). On the same date, W&K confirmed that the contractually agreed cash compensation of EUR 89.00 plus the increase announced by the Bidder constituted adequate cash compensation. The BaFin determined that the relevant average stock exchange price of the Schering Share for the three-month period until (and including) September 13, 2006, amounted to EUR 89.36. As a consequence, the Bidder raised the amount of adequate cash compensation offered under the Mandatory Offer to EUR 89.36.

The Domination Agreement became effective upon its registry in the commercial register of the Local Court (Amtsgericht) in Charlottenburg, Berlin, Federal Republic of Germany, which is where the registered corporate office of Schering AG is located, on October 27, 2006.

c)	Report of Independent Expert

As noted above, the Executive Boards of Schering AG and Bayer AG and the managing directors of the Bidder engaged KPMG as an independent expert on May 18, 2006, to present a report on the business value of Schering AG as of September 13, 2006, and to determine the amount of the guaranteed dividend payment to be paid to the Unaffiliated Schering Securityholders pursuant to the Domination Agreement and the appropriate cash compensation to be offered pursuant to the Mandatory Offer. KPMG completed its review and produced the KPMG Report on July 27, 2006.

In the KPMG Report, KPMG determined that, as of September 13, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in its report, the appropriate cash compensation to be offered pursuant to the Mandatory Offer was EUR 87.63 per Schering Share.

The full text of the KPMG Report, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is filed herewith as Exhibit (a)(3) and incorporated herein by reference. KPMG provided its report for the information and assistance of Schering AG and Bayer AG and the Bidder in connection with, among other things, the determination of the cash compensation to be offered to the Schering Securityholders pursuant to the Mandatory Offer. The KPMG Report is not a recommendation to any Schering Securityholders to tender Schering Securities in the Mandatory Offer. The foregoing summary of the KPMG Report is not meant to be a substitute for the information contained in the KPMG Report.

On September 13, 2006, the date of the EGM, KPMG confirmed that, since July 27, 2006, the date of the KPMG report, the business value of Schering AG had not changed in a way that would lead to a higher Guaranteed Fixed Annual Dividend or a higher adequate cash compensation than the contractually agreed cash compensation of EUR 89.00.

d)	Report of Court-Appointed Auditor

As noted above, W&K was chosen and appointed as joint agreement auditor according to Section 293c (1) of the German Stock Corporation Act (AktG) by the District Court (Landgericht) Berlin, Federal Republic of Germany, on May 19, 2006. W&K, with the cooperation of the management of Schering AG and the Bidder, conducted its review from the beginning of June to August 2, 2006, at the offices of Schering AG in Berlin and at W&K’s offices in Düsseldorf. W&K reviewed the Domination Agreement, as well as the KPMG Report and other relevant documents provided by Schering AG, in order to assess the appropriateness of the proposed guaranteed dividend payment to be paid to the Unaffiliated Schering Securityholders pursuant to the Domination Agreement and the cash compensation to be offered pursuant to the Mandatory Offer.

In the W&K Report, W&K confirmed that an offer price of EUR 89.00 per Schering Share constituted adequate cash compensation and that the Guaranteed Fixed Annual Dividend in a gross amount of EUR 4.60 per Schering Share as offered in the Domination Agreement was adequate. W&K also confirmed that the methods used in determining these amounts were appropriate.

The full text of the W&K Report, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is filed herewith as Exhibit (a)(4) and incorporated herein by reference. W&K provided its report as required by German law in connection with its review of the Domination Agreement and the proposed guaranteed fixed dividend and cash compensation amounts. The W&K Report is not a recommendation to any Schering Securityholders to tender Schering Securities in the Mandatory Offer. The foregoing summary of the W&K Report is not meant to be a substitute for the information contained in the W&K Report.

On September 13, 2006, W&K confirmed that the contractually agreed cash compensation of EUR 89.00 plus the increase to the amount of the average stock exchange price for the three-month period until (and including) September 13, 2006, as determined by the BaFin in accordance with the German Takover Act Regulation, announced by the Bidder on September 13, 2006, constituted adequate cash compensation.

e)	Intent to Tender

According to information furnished by the members of the Executive Board and the Supervisory Board, as of November 30, 2006, the members of the Executive Board held in total approximately 3,400 Schering Shares (less than 0.01% of the registered statutory share capital of Schering AG) and the members of the Supervisory Board held in total approximately 45 Schering Shares (less than 0.0001% of the registered statutory share capital of Schering AG).

The one member of the Executive Board who still owns Schering Shares has stated that he intends to tender his Schering Shares into the Mandatory Offer. The members of the Supervisory Board have stated that they currently do not intend to tender their Schering Shares into the Mandatory Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth below, neither Schering AG nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Schering AG shareholders with respect to the Mandatory Offer.

a)	KPMG

As noted above, the Executive Boards of Schering AG and Bayer AG and the managing directors of the Bidder engaged KPMG as an independent expert on May 18, 2006, to present a report on the business value of Schering AG as of September 13, 2006, and to determine the amount of the guaranteed dividend payment to be paid to the Unaffiliated Schering Securityholders pursuant to the Domination Agreement and the appropriate cash compensation to be offered pursuant to the Mandatory Offer. In addition, KPMG was engaged to support the Executive Board and the managing directors of the Bidder in preparing the Joint Report and to advise Schering AG in connection with the preparation and holding of the EGM. The scope of the engagement is set forth in an engagement letter agreement dated May 18, 2006, among Schering AG, Bayer AG, the Bidder and KPMG (the “KPMG Engagement Letter”).

Pursuant to the KPMG Engagement Letter, Schering AG, Bayer AG and the Bidder have agreed to indemnify KPMG against any third-party claims arising out of the disclosure of the KPMG Report by Schering AG, Bayer AG and the Bidder to third parties, other than in the context of disclosure to Schering Securityholders through the Joint Report, which contained the full text of the KPMG Report, in connection with the EGM, due to legal requirements, in court proceedings or with the written consent of KPMG.

Pursuant to the KPMG Engagement Letter, Schering AG, Bayer AG and the Bidder agreed to pay KPMG customary fees based on KPMG’s normal daily rates, as well as expenses and value added tax. The fees and expenses will be divided evenly between Schering AG and the Bidder.

Except for damages resulting from injury to life, body or health, KPMG is liable for all awarded compensatory damages (including third-party damages) based on claims of negligence and arising in connection with the performance of KPMG’s services under the KPMG Engagement Letter, up to a maximum amount of EUR 10 million.

b)	W&K

As noted above, W&K was chosen and appointed as joint agreement auditor according to Section 293c (1) of the German Stock Corporation Act (AktG) by the District Court (Landgericht) Berlin, Federal Republic of Germany, on May 19, 2006. W&K reviewed the Domination Agreement, as well as the KPMG Report and other relevant documents provided by Schering AG, in order to assess the appropriateness of the proposed Guaranteed Fixed Annual Dividend and the proposed cash compensation. Subsequent to such appointment, Schering AG and the Bidder entered into an engagement letter agreement with W&K dated June 26, 2006, (the “W&K Engagement Letter”).

Schering AG and the Bidder agreed to pay customary fees to W&K based on time spent and the qualifications of W&K employees assigned to the engagement, as well as expenses. The fees and expenses will be divided evenly between Schering AG and the Bidder. Under the W&K Engagement Letter, W&K’s liability for an individual claim of damages based on negligence is capped at an amount of EUR 4 million.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Under the LTI Plans, Schering AG is required to sell Schering Shares held in the treasury of Schering AG from time to time when members of the key management of Schering AG exercise their actual options under the LTI Plans. During the past 60 days, Schering AG sold an aggregate amount of 5,000 Schering Shares to members of the key management of Schering AG in order to fulfill its obligations under the LTI Plans. The Schering Shares so acquired were immediately sold on behalf of the members of the key management on the stock market.

The following table contains information on the dates, number of Schering Shares sold and exercise prices.

Date of the Transaction	Number of Schering Shares Sold	Exercise Price (EUR)
October 13, 2006	2,500	60.13
October 16, 2006	2,500	73.13

As of November 24, 2006, the Bidder had acquired a total of 183,440,552 Schering Shares, representing approximately 96.1% of the outstanding Schering Shares (excluding treasury shares). The Bidder has stated that neither the Bidder nor any persons acting in concert with the Bidder nor any of their associates or subsidiaries has effected any transactions in Schering Shares in the last 60 days prior to the date of the Offer Document.

Other than as set forth above, no transactions in Schering Shares have been effected during the past 60 days by Schering AG or, to the knowledge of Schering AG, by any executive officer, director, affiliate or subsidiary of Schering AG.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, Schering AG is not currently undertaking or engaged in any negotiations in response to the Mandatory Offer that relate to (a) a tender offer for or other acquisition of Schering AG’s securities by Schering AG, any subsidiary of Schering AG or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Schering AG or any subsidiary of Schering AG, (c) any purchase, sale or transfer of a material amount of assets of Schering AG or any subsidiary of Schering AG or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Schering AG.

Except as set forth in this Statement, there are no transactions, resolutions of the Executive Board or of the Supervisory Board, agreements in principle or signed contracts entered into in response to the Mandatory Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

a)	Squeeze-Out

The Bidder has stated that it currently owns more than 95% of the outstanding Schering Shares (excluding treasury shares) which, pursuant to Sections 327a et seq. of the German Stock Corporation Act (AktG), entitles the Bidder to request a shareholder resolution on a squeeze-out of any remaining Unaffiliated Schering Securityholders. On September 26, 2006, the Executive Board received a letter from the Bidder requesting that a general shareholders’ meeting of Schering AG be called for the purpose of voting on a resolution to effect a squeeze-out. The letter also requested the Executive Board to take all necessary measures in support of the adoption of a squeeze-out. Therefore, a general shareholders’ meeting of Schering AG for the purpose of resolving on a squeeze-out will likely be convened in the near future. If this resolution passes, it will result in the transfer of the Schering Securities held by any such remaining Unaffiliated Schering Securityholders to the Bidder in exchange for adequate cash compensation (Barabfindung) to be determined as described below. A squeeze-out may be approved by a simple majority of the votes cast at a general shareholders’ meeting. Due to the Bidder’s greater than 95% ownership, the Bidder could cause a squeeze-out resolution to be passed.

Such a resolution would be binding upon any then remaining Unaffiliated Schering Securityholders, including those represented by Schering ADSs and those in the United States, and no holder could choose thereafter to remain a Schering Securityholder. The transfer of Schering Securities under the squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of the Local Court (Amtsgericht) in Charlottenburg, Berlin, Federal Republic of Germany, which is where the registered corporate office of Schering AG is located. From then on, the former remaining Unaffiliated Schering Securityholders would only have a right to receive the adequate cash compensation, and their Schering Securities would no longer represent an equity interest in Schering AG, but only the right to such compensation.

The adequate cash compensation payable to then remaining Unaffiliated Schering Securityholders pursuant to a squeeze-out would be determined based on the value of the Schering Shares of the Unaffiliated Schering Securityholders as of the date of the Schering AG shareholders’ meeting resolving to authorize the squeeze-out and would be reviewed by an expert auditor appointed by the court. If the amount so determined were lower than the average stock exchange price of the Schering Share in the three-month period immediately preceding the general shareholders’ meeting at which the Schering Shareholders resolved on the squeeze-out, then the three-month average stock exchange price would have to be paid as adequate cash compensation. This would, however, only apply to the extent that the three-month average stock exchange price were sufficiently representative. Due to the small number of Schering Shares remaining with Unaffiliated Schering Securityholders and the low liquidity in Schering Shares, this may not be the case. The amount of adequate cash compensation payable in the case of a squeeze-out could be equal to the Offer Price of EUR 89.36 per Schering Security, but could also be higher or lower. In addition, the currency exchange rates in effect at the time of payment of any such adequate cash compensation may be different from the exchange rates in effect at the time of the publication of the Offer Document and may, therefore, positively or negatively affect the value of such adequate cash compensation if such shareholder ultimately intends to convert any such cash compensation received in Euros into U.S. Dollars.

A transfer of Schering Securities effected through a squeeze-out would not be subject to Sections 14(d) and (e) of the Exchange Act and the rules and regulations of the SEC thereunder. Since such squeeze-out transaction would be effected by the Bidder, which is an affiliate of Schering AG, the squeeze-out could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Schering Securities were no longer registered under the Exchange Act at such time or such transaction occurred within one year of the termination of the Original Offer in a manner substantially similar to that described therein and the consideration offered was at least equal to the consideration offered in the Original Offer.

Upon completion of the squeeze-out, the remaining stock exchange listings of the Schering Securities would be terminated.

b)	Delisting and Deregistration

On November 24, 2006, the NYSE announced that trading in the Schering ADSs would be suspended as of that day because the number of outstanding Schering ADSs had fallen below 600,000. In accordance with the provisions contained in the NYSE Listed Company Manual, the NYSE normally considers suspending and removing from its list the securities of a company when the number of outstanding American Depositary Shares is less than 600,000. The NYSE has announced that it will make an application to the SEC to delist the Schering ADSs.

In addition, the Bidder has stated that, to the extent permissible under applicable law, the Bidder and Bayer AG will consider delisting the Schering Shares in Switzerland and deregistering the Schering Securities under the Exchange Act in the United States. In case of a deregistration of the Schering Securities under the Exchange Act, Schering AG would no longer be required to make filings with the SEC or comply with the SEC’s rules relating to registered companies.

c)	Members of the Supervisory Board and Executive Board

According to the articles of association of Schering AG, the Supervisory Board consists of 16 members, of which eight are elected by the general shareholders’ meeting and eight by the employees. As a result of the acquisition of the majority of shares by the Bidder in the Original Offer, all shareholder representatives, with the exception of two, have resigned their offices with effect as of the end of the EGM on September 13, 2006, at which the Schering Shareholders approved the Domination Agreement between Schering AG and the Bidder. As a consequence, six new shareholder representatives were elected at the EGM. Werner Wenning, chairman of the Executive Board of Bayer AG, became chairman of the Supervisory Board and Dr. Hubertus Erlen, the former chairman of the Executive Board, became a further deputy chairman of the Supervisory Board. In addition, the following new shareholder representatives were elected: Professor Dr. Friedrich Berschauer, who is also chairman of the Management Board of Bayer CropScience AG; Dr. Roland Hartwig, who is also General Counsel of Bayer AG; Klaus Kühn, who is also a member of the Executive Board of Bayer AG; and Achim Noack, who is also managing director of Bayer Technology Services GmbH. On October 27, 2006, one of the employee representatives left the Supervisory Board. His successor will be appointed by the competent German court.

Bayer AG, the Bidder and Schering AG have selected management for the “Bayer-Schering-Pharma” business, that includes representatives of both the Schering Group and the Bayer Group. On September 14, 2006, Dr. Hubertus Erlen, Dr. Karin Dorrepaal, Dr. Jörg Spiekerkötter and Prof. Dr. Rainer Metternich resigned from the Executive Board. Following these resignations, the Supervisory Board appointed Arthur J. Higgins, Werner Baumann and Dr. Gunnar Riemann, who are also members of the Executive Board of Bayer HealthCare AG, as members of the Executive Board.

The Bidder and Bayer AG expect to assume control of Schering AG pursuant to the effective Domination Agreement and have stated that they may thereafter make additional changes to the composition of the Executive Board and Supervisory Board.

d)	Shareholder Litigation

The shareholder resolution on the Domination Agreement passed at the EGM held on September 13, 2006, is subject to legal challenges by dissenting Unaffiliated Schering Securityholders.

As of October 13, 2006, the last date on which such legal challenges could be validly filed under German corporate law, 32 actions were filed by Unaffiliated Schering Securityholders against Schering AG in the District Court (Landgericht) Berlin. The plaintiffs are seeking to set aside the shareholder resolution and to declare the Domination Agreement void. The claims are based on alleged violations of procedural and substantive requirements and of shareholder information rights.

In addition, on October 27, 2006, an Unaffiliated Schering Securityholder instituted public register proceedings with the Local Court (Amtsgericht) Charlottenburg, Berlin, requesting to have the registration of the Domination Agreement in the commercial register removed (Amtslöschungsverfahren). This action is based on an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement.

Schering AG is currently preparing its defense in relation to the proceedings in the Berlin District Court and submitted a petition requesting that the registration of the Domination Agreement not be removed from the commercial register in the register proceedings to the Local Court of Charlottenburg on November 17, 2006. If the challenges to the Domination Agreement are successful, the Domination Agreement may be deemed invalid despite its registration. In such case or, if the registration in the commercial register is removed for any other reason, it is possible that the purchase agreement resulting from the Mandatory Offer would be rescindable. As a result, the Bidder would, upon request of the respective Unaffiliated Schering Securityholder, be obligated to return to the Unaffiliated Schering Securityholder each Schering Share transferred to it, and in consideration each Unaffiliated Schering Securityholder would be obligated to return the Offer Consideration received to the Bidder.

ITEM 9.    EXHIBITS.

The following Exhibits are filed herewith:

Exhibit Number	Description
(a)(1)
Joint Opinion of the Executive Board and Supervisory Board of Schering AG, dated April 18, 2006, in response to the Original Offer (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Schering AG on April 18, 2006)

(a)(2)
Joint Report, dated July 31, 2006, of the Executive Board of Schering AG and the managing directors of the Bidder on the Domination and Profit and Loss Transfer Agreement (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(a)(3)
Report, dated July 27, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft on the Determination of the Business Value of Schering AG as of September 13, 2006, and made available to the shareholders of Schering AG beginning on August 7, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(a)(4)
Report, dated August 2, 2006, of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft on the review of the Domination and Profit and Loss Transfer Agreement between the Bidder and Schering AG, according to Sections 293b and 293e of the German Stock Companies Act and made available to the shareholders of Schering AG beginning on August 7, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(e)(1)
Domination and Profit and Loss Transfer Agreement between the Bidder and Schering AG, dated July 31, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(e)(2)	Confidentiality Agreement, dated June 21, 2006, between Schering AG and Bayer AG and Bayer HealthCare AG

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Schering Aktiengesellschaft
By: /s/ W. Baumann
Name: Werner Baumann
Title: Member of Executive Board

By: /s/ U. Köstlin
Name: Dr. Ulrich Köstlin
Title: Member of the Executive Board

Dated: November 30, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)
Joint Opinion of the Executive Board and Supervisory Board of Schering AG, dated April 18, 2006, in response to the Original Offer (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Schering AG on April 18, 2006)

(a)(2)
Joint Report, dated July 31, 2006, of the Executive Board of Schering AG and the managing directors of the Bidder on the Domination and Profit and Loss Transfer Agreement (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(a)(3)
Report, dated July 27, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft on the Determination of the Business Value of Schering AG as of September 13, 2006, and made available to the shareholders of Schering AG beginning on August 7, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(a)(4)
Report, dated August 2, 2006, of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft on the review of the Domination and Profit and Loss Transfer Agreement between the Bidder and Schering AG, according to Sections 293b and 293e of the German Stock Companies Act and made available to the shareholders of Schering AG beginning on August 7, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(e)(1)
Domination and Profit and Loss Transfer Agreement between the Bidder and Schering AG, dated July 31, 2006 (incorporated herein by reference to the Schedule 14D-9/C filed by Schering AG on August 7, 2006)

(e)(2)	Confidentiality Agreement, dated June 21, 2006, between Schering AG and Bayer AG and Bayer HealthCare AG